SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Half-year Report - Part 4 of 4

Part 4 of 4

Capital & liquidity

C1 - Analysis of return on equity - IFRS basis
	Operating return1
6 months 2016	Before tax £m	After tax £m	Weighted Average shareholders' funds including non-controlling interests2 £m	Return on equity2%
United Kingdom & Ireland Life	711	547	11,057	9.9%
United Kingdom & Ireland General Insurance and Health	231	187	3,008	12.4%
Europe	430	296	4,960	11.9%
Canada	88	65	1,059	12.3%
Asia	112	106	1,478	14.3%
Fund management	49	39	414	18.8%
Corporate and Other Business3	(112)	(91)	4,176	n/a
Return on total capital employed	1,509	1,149	26,152	8.8%
Subordinated debt	(184)	(147)	(6,711)	4.4%
Senior debt	-	-	(650)	-
Return on total equity	1,325	1,002	18,791	10.7%
Less: Non-controlling interests		(67)	(1,210)	11.1%
Direct capital instrument and tier 1 notes4		(21)	(1,123)	5.6%
Preference capital		(9)	(200)	9.0%
Return on equity shareholders' funds		905	16,258	11.0%

1    The operating return is based upon Group operating profit, which is stated before integration and restructuring costs, impairment of goodwill, amortisation of intangibles and AVIF, other items and investment variances.
2    Return on equity is based on an annualised operating return after tax attributable to ordinary shareholders expressed as a percentage of weighted average ordinary shareholders' equity.
3    The 'Corporate' and 'Other Business' loss before tax of £112 million comprises corporate costs of £80 million, interest on internal lending arrangements of £15 million, other business operating loss (net of investment return) of £61 million, partly offset by finance income on the main UK pension scheme of £44 million.
4    The return on equity is based on an annualised operating return after tax reflecting the expected direct capital instrument interest in the second half of the year.
	Operating return2
Full Year 2015 - restated1	Before tax £m	After tax £m	Weighted Average shareholders' funds including non- controlling interests2 £m	Return on equity2%
United Kingdom & Ireland Life	1,455	1,277	9,586	14.4%
United Kingdom & Ireland General Insurance and Health3,4,5	412	332	3,249	10.2%
Europe	880	590	4,645	12.7%
Canada5	214	157	972	16.2%
Asia	238	224	1,249	22.0%
Fund management	106	97	326	30.1%
Corporate and Other Business4,6	(254)	(303)	3,417	n/a
Return on total capital employed	3,051	2,374	23,444	10.8%
Subordinated debt	(335)	(267)	(6,240)	4.4%
Senior debt	(28)	(22)	(623)	3.5%
Return on total equity	2,688	2,085	16,581	13.4%
Less: Non-controlling interests		(152)	(1,248)	12.2%
Direct capital instrument and tier 1 notes		(57)	(952)	6.6%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,859	14,181	14.1%

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.
2    Return on equity is based on an annualised operating return after tax attributable to ordinary shareholders expressed as a percentage of weighted average ordinary shareholders' equity. The operating return is based upon Group operating profit, which is stated before integration and restructuring costs, impairment of goodwill, amortisation of intangibles and AVIF, other items and investment variances. Following the acquisition of Friends Life, an annualisation factor of 1.33 was used to gross up the Friends Life operating return.
3    The operating return for United Kingdom & Ireland general insurance and health is presented net of £18 million of investment return, which is allocated to Corporate and Other Business. The £18 million represents the return on capital supporting Pillar II ICA risks deemed not to be supporting the ongoing general insurance operation.
4    Return on equity for United Kingdom and Ireland general insurance and health excludes c.£0.9 billion of goodwill which does not support the general insurance and health business for capital purposes and is included in 'Corporate and Other Business'. FY15 comparatives have been restated accordingly and there is no impact on Group return on equity as a result of this restatement.
5    FY15 comparatives have been restated for the impact of an internal loan between Canada and United Kingdom general insurance. There is no impact on Group return on equity as a result.
6    The 'Corporate' and 'Other Business' loss before tax of £254 million comprises corporate costs of £180 million, interest on internal lending arrangements of £92 million, other business operating loss (net of investment return) of £76 million, partly offset by finance income on the main UK pension scheme of £94 million.

C2 - Group capital structure - IFRS basis
The table below shows how our capital is deployed by product and service segments and how that capital is funded.
	30 June 2016 Capital Employed	Restated1 31 December 2015 Capital Employed
Life business
United Kingdom & Ireland	10,988	11,126
France	2,464	2,151
Poland	238	305
Italy	958	849
Spain	589	506
Other Europe	78	72
Europe	4,327	3,883
Asia	1,554	1,355
	16,869	16,364
General insurance & health
United Kingdom & Ireland2	2,850	3,165
France	580	506
Italy	264	231
Other Europe	65	63
Europe	909	800
Canada	1,160	957
Asia	22	24
	4,941	4,946
Fund Management	417	411
Corporate & Other Business2,3	4,893	3,461
Total capital employed	27,120	25,182
Financed by
Equity shareholders' funds	16,713	15,802
Non-controlling interests	1,275	1,145
Direct capital instrument & tier 1 notes	1,123	1,123
Preference shares	200	200
Subordinated debt4	6,994	6,427
Senior debt	815	485
Total capital employed5	27,120	25,182

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.
2    Capital employed for United Kingdom & Ireland general insurance and health excludes c.£0.9bn of goodwill which does not support the general insurance and health business for capital purposes and is included in 'Corporate & Other Business'. Comparatives have been restated accordingly and there is no impact on Group return on equity as a result of this restatement.
3    'Corporate & Other Business' includes centrally held tangible net assets, the main UK staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, include the formal loan arrangement between Aviva Group Holdings Limited and Aviva Insurance Limited.
4    Subordinated debt excludes amounts held by Group companies of £40 million (FY15: £42 million).
5    Goodwill, AVIF and other intangibles are maintained within the capital base. Goodwill includes goodwill in subsidiaries of £1,979 million (FY15: £1,955 million), goodwill in joint ventures of £23 million (FY15: £19 million) and goodwill in associates of £47 million (FY15: £26 million). AVIF and other intangibles comprise £5,450 million (FY15: £5,731 million) of intangibles in subsidiaries, £77 million (FY15: £71 million) of intangibles in joint ventures and £18 million (FY15: Nil) of intangibles in associates, net of deferred tax liabilities of £(782) million (FY15: £(814) million) and the non-controlling interest share of intangibles of £(217) million (FY15: £(195) million).

Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and borrowings. Total capital employed at HY16 amounted to £27.1 billion (FY15: £25.2 billion).
At HY16 the market value of external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interests, of £250 million), direct capital instrument and tier 1 notes is £9,870 million (FY15: £9,094 million).

C3 - Equity sensitivity analysis - IFRS Basis
The sensitivity of the group's total equity on an IFRS basis at 30 June 2016 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:
Restated131 December2015£bn	IFRS basis	30 June 2016 £bn	Equities down 10% £bn	Interest Rates up 1% £bn	0.5% Increased Credit Spread £bn
16.4	Long-term savings	16.9	-	(0.3)	(0.2)
8.8	General insurance and other	10.2	-	(0.4)	0.6
(6.9)	Borrowings	(7.8)	-	-	-
18.3	Total equity	19.3	-	(0.7)	0.4

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. See note B2 for further details.

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability in the main UK pension scheme by £2.1 billion (before any associated tax impact).
The 0.5% increased credit spread sensitivity does not make an allowance for any adjustment to risk-free interest rates. The long-term business sensitivities provide for any impact of credit spread movements on liability valuations. The sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

Analysis of assets

D1 - Total assets
As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which Aviva manages its investments. In addition, to support this, Aviva also uses a variety of hedging and other risk management strategies to diversify away any residual mis-match risk that is outside of Group's risk appetite.
30 June 2016	Policyholder Assets £m	Participating fund assets £m	Shareholder Assets £m	Total assets Analysed £m	Less assets of Operations classified as held for sale £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	7,454	7,454	(25)	7,429
Interests in joint ventures and associates	126	1,467	621	2,214	-	2,214
Property and equipment	-	199	283	482	-	482
Investment property	6,698	3,903	549	11,150	(44)	11,106
Loans	351	3,305	20,713	24,369	(64)	24,305
Financial investments
Debt securities	25,841	103,286	52,046	181,173	(7,375)	173,798
Equity securities	46,755	16,644	473	63,872	(541)	63,331
Other investments	42,677	7,440	4,013	54,130	(2,799)	51,331
Reinsurance assets	15,934	1,918	6,103	23,955	(972)	22,983
Deferred tax assets	-	-	132	132	(4)	128
Current tax assets	-	-	76	76	-	76
Receivables and other financial assets	831	3,527	5,908	10,266	(1,504)	8,762
Deferred acquisition costs and other assets	16	772	5,534	6,322	(29)	6,293
Prepayments and accrued income	261	1,365	1,435	3,061	(153)	2,908
Cash and cash equivalents	9,691	15,577	10,326	35,594	(683)	34,911
Assets of operations classified as held for sale	-	-	-	-	14,193	14,193
Total	149,181	159,403	115,666	424,250	-	424,250
Total %	35.2%	37.5%	27.3%	100.0%	-	100.0%
FY15 Total - restated1	141,549	141,756	104,526	387,831	-	387,831
FY15 Total % - restated1	36.5%	36.6%	26.9%	100.0%	-	100.0%

1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. See note B2 for further details.

As at 30 June 2016, 27.3% of Aviva's total asset base was shareholder assets, 37.5% participating assets where Aviva shareholders have partial exposure, and 35.2% policyholder assets where Aviva shareholders have no exposure. Of the total assets (excluding assets held for sale), investment property, loans and financial investments comprise £323.9 billion (FY15: £308.0 billion).

D2 - Total assets - Valuation bases/fair value hierarchy
Total assets - 30 June 2016	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	7,454	-	7,454
Interests in joint ventures and associates	-	-	2,214	2,214
Property and equipment	401	81	-	482
Investment property	11,150	-	-	11,150
Loans	20,781	3,588	-	24,369
Financial Investments
Debt securities	181,173	-	-	181,173
Equity securities	63,872	-	-	63,872
Other investments	54,130	-	-	54,130
Reinsurance assets	15,859	8,096	-	23,955
Deferred tax assets	-	-	132	132
Current tax assets	-	-	76	76
Receivables and other financial assets	-	10,266	-	10,266
Deferred acquisition costs and other assets	-	6,322	-	6,322
Prepayments and accrued income	-	3,061	-	3,061
Cash and cash equivalents	35,594	-	-	35,594
Total	382,960	38,868	2,422	424,250
Total %	90.2%	9.2%	0.6%	100.0%
Assets of operations classified as held for sale	11,442	2,747	4	14,193
Total (excluding assets held for sale)	371,518	36,121	2,418	410,057
Total % (excluding assets held for sale)	90.6%	8.8%	0.6%	100.0%
FY15 Total - restated2	352,629	33,038	2,164	387,831
FY15 Total % - restated2	90.9%	8.5%	0.6%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.
2    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. See note B2 for further details.
Total assets - Policyholder assets 30 June 2016	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	126	126
Property and equipment	-	-	-	-
Investment property	6,698	-	-	6,698
Loans	-	351	-	351
Financial Investments
Debt securities	25,841	-	-	25,841
Equity securities	46,755	-	-	46,755
Other investments	42,677	-	-	42,677
Reinsurance assets	15,854	80	-	15,934
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	831	-	831
Deferred acquisition costs and other assets	-	16	-	16
Prepayments and accrued income	-	261	-	261
Cash and cash equivalents	9,691	-	-	9,691
Total	147,516	1,539	126	149,181
Total %	98.9%	1.0%	0.1%	100.0%
Assets of operations classified as held for sale	2,946	416	-	3,362
Total (excluding assets held for sale)	144,570	1,123	126	145,819
Total % (excluding assets held for sale)	99.1%	0.8%	0.1%	100.0%
FY15 Total - restated2	140,525	883	141	141,549
FY15 Total % - restated2	99.3%	0.6%	0.1%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.
2    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. See note B2 for further details.

D2 - Total assets - Valuation bases/fair value hierarchy continued
Total assets - Participating fund assets 30 June 2016	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	1,467	1,467
Property and equipment	189	10	-	199
Investment property	3,903	-	-	3,903
Loans	258	3,047	-	3,305
Financial Investments
Debt securities	103,286	-	-	103,286
Equity securities	16,644	-	-	16,644
Other investments	7,440	-	-	7,440
Reinsurance assets	-	1,918	-	1,918
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	3,527	-	3,527
Deferred acquisition costs and other assets	-	772	-	772
Prepayments and accrued income	-	1,365	-	1,365
Cash and cash equivalents	15,577	-	-	15,577
Total	147,297	10,639	1,467	159,403
Total %	92.4%	6.7%	0.9%	100.0%
Assets of operations classified as held for sale	8,247	1,561	-	9,808
Total (excluding assets held for sale)	139,050	9,078	1,467	149,595
Total % (excluding assets held for sale)	93.0%	6.0%	1.0%	100.0%
FY15 Total	132,319	8,142	1,295	141,756
FY15 Total %	93.4%	5.7%	0.9%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.
Total assets - Shareholders assets 30 June 2016	Fair value £m	Amortised cost £m	Equityaccounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	7,454	-	7,454
Interests in joint ventures and associates	-	-	621	621
Property and equipment	212	71	-	283
Investment property	549	-	-	549
Loans	20,523	190	-	20,713
Financial Investments
Debt securities	52,046	-	-	52,046
Equity securities	473	-	-	473
Other investments	4,013	-	-	4,013
Reinsurance assets	5	6,098	-	6,103
Deferred tax assets	-	-	132	132
Current tax assets	-	-	76	76
Receivables and other financial assets	-	5,908	-	5,908
Deferred acquisition costs and other assets	-	5,534	-	5,534
Prepayments and accrued income	-	1,435	-	1,435
Cash and cash equivalents	10,326	-	-	10,326
Total	88,147	26,690	829	115,666
Total %	76.2%	23.1%	0.7%	100.0%
Assets of operations classified as held for sale	249	770	4	1,023
Total (excluding assets held for sale)	87,898	25,920	825	114,643
Total % (excluding assets held for sale)	76.7%	22.6%	0.7%	100.0%
FY15 Total	79,785	24,013	728	104,526
FY15 Total %	76.3%	23.0%	0.7%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued
Financial instruments (including investment property, derivatives and loans) - fair value hierarchy
The table below categorises the measurement basis for assets carried at fair value into a 'fair value hierarchy' in accordance with fair value methodology disclosed in Note B17 in the condensed consolidated financial statements (IFRS section).
	Fair value hierarchy
Investment property and financial assets - Total 30 June 2016	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of Operations classified as held for sale £m	Balance sheet total £m
Investment property	-	-	11,150	11,150	-	(44)	11,106
Loans	-	1,000	19,781	20,781	3,588	(64)	24,305
Debt securities	100,995	63,547	16,631	181,173	-	(7,375)	173,798
Equity securities	62,882	-	990	63,872	-	(541)	63,331
Other investments (including derivatives)	41,906	8,155	4,069	54,130	-	(2,799)	51,331
Assets of operations classified as held for sale	-	-	-	-	-	10,823	10,823
Total	205,783	72,702	52,621	331,106	3,588	-	334,694
Total %	61.5%	21.7%	15.7%	98.9%	1.1%	-	100.0%
Assets of operations classified as held for sale	9,462	445	852	10,759	64	-	10,823
Total (excluding assets held for sale)	196,321	72,257	51,769	320,347	3,524	-	323,871
Total % (excluding assets held for sale)	60.6%	22.3%	16.0%	98.9%	1.1%	-	100.0%
FY15 Total	191,265	64,210	49,122	304,597	3,354	-	307,951
FY15 Total %	62.1%	20.8%	16.0%	98.9%	1.1%	-	100.0%

At 30 June 2016, the proportion of total investment property, financial investments and loans classified as Level 1 in the fair value hierarchy decreased to 61.5% (FY15: 62.1%) The proportion of Level 2 financial investments was 21.7% (FY15: 20.8%), while those classified as Level 3 represented 15.7% (FY15: 16.0%).
Excluding assets classified as held for sale, the proportion of Level 1 assets at 30 June 2016 is 60.6% with Level 2 assets at 22.3%.

D3 - Analysis of asset quality
The analysis of assets that follows provides information about the assets held by the Group.
D3.1 - Investment property
	30 June 2016				31 December 2015
	Fair value hierarchy				Fair value hierarchy
Investment property - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	538	538	-	-	527	527
Vacant investment property/held for capital appreciation	-	-	11	11	-	-	11	11
Total	-	-	549	549	-	-	538	538
Total %	-	-	100.0%	100.0%	-	-	100.0%	100.0%

95.1% (FY15: 95.2%) of total investment property by value is held in unit-linked or participating funds. Shareholder exposure to investment properties is principally through investments in UK and French property.
Investment properties are stated at their market values as assessed by qualified external independent valuers or by local qualified staff of the Group, all with recent relevant experience. The investment properties are valued on an income basis that is based on current rental income plus anticipated uplifts at the next rent review, lease expiry, or break option taking into consideration lease incentives and assuming no further growth in the estimated value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar property. These inputs are deemed unobservable.
98.0% (FY15: 98.0%) of shareholder exposure to investment property is leased to third parties under operating leases.

D3 - Analysis of asset quality continued
D3.2 - Loans
The Group loan portfolio is principally made up of:
●  Policy loans which are generally collateralised by a lien or charge over the underlying policy;
●  Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities;
●  Mortgage loans collateralised by property assets;
●  Healthcare, Infrastructure & Private Finance Initiative ("PFI") other loans; and
●  Other loans, which include loans to brokers and intermediaries.

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan using the effective interest rate method.
For certain mortgage loans, the Group has taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. The mortgage loans are not traded in active markets. These investments are classified as level 3 as the assumptions used to derive the credit risk, liquidity premium and property risk are not deemed to be market observable.
Loans - Total 30 June 2016	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	16	795	-	36	847
Loans and advances to banks	2,798	23	-	-	2,821
Healthcare, Infrastructure & PFI other loans	1,874	-	-	-	1,874
Mortgage loans	18,332	1	-	-	18,333
Other loans	322	8	164	-	494
Total	23,342	827	164	36	24,369
Total %	95.8%	3.4%	0.7%	0.1%	100.0%
Assets of operations classified as held for sale	-	64	-	-	64
Total (excluding assets held for sale)	23,342	763	164	36	24,305
Total % (excluding assets held for sale)	96.1%	3.1%	0.7%	0.1%	100.0%
FY15 Total	21,507	760	135	31	22,433
FY15 Total %	95.9%	3.4%	0.6%	0.1%	100.0%

Loans - Shareholder assets 30 June 2016	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	4	7	-	2	13
Loans and advances to banks	552	23	-	-	575
Healthcare, Infrastructure & PFI other loans	1,874	-	-	-	1,874
Mortgage loans	18,074	-	-	-	18,074
Other loans	5	8	164	-	177
Total	20,509	38	164	2	20,713
Total %	99.0%	0.2%	0.8%	0.0%	100.0%
FY15 Total	18,793	33	135	3	18,964
FY15 Total %	99.1%	0.2%	0.7%	0.0%	100.0%

The value of the Group's loan portfolio (including Policyholder, Participating Fund and Shareholder assets), at 30 June 2016 stood at £24.4 billion (FY15: £22.4 billion), an increase of £2.0 billion.
The total shareholder exposure to loans was £20.7 billion (FY15: £19.0 billion), and represented 85% of the total loan portfolio, with the remaining 15% split between participating funds £3.3 billion (FY15: £3.4 billion) and policyholder assets £0.4 billion (FY15: £nil).
Of the Group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 75% (FY15: 77%) is invested in mortgage loans.

D3 - Analysis of asset quality continued
D3.2 - Loans continued
Mortgage loans - Shareholder assets
30 June 2016	Total £m
Non-securitised mortgage loans
- Residential (Equity release)	917
- Commercial	6,710
- Healthcare, Infrastructure & PFI mortgage loans	3,470
11,097
Securitised mortgage loans	6,977
Total	18,074
FY15 Total	16,954

The Group's mortgage loan portfolio is mainly focused in the UK, across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva's shareholder exposure to mortgage loans accounts for 87% of total shareholder asset loans. This section focuses on explaining the shareholder risk within these exposures.
United Kingdom & Ireland
(Non-securitised mortgage loans)
Residential
The UK non-securitised residential mortgage portfolio has a total current value of £0.9 billion (FY15: £4.8 billion). On 1 January 2016 a UK subsidiary, Aviva Annuity UK Limited, securitised £4,179 million of equity release mortgages by transferring them to a wholly owned subsidiary, Aviva ERFA 15 UK Limited. In return, Aviva Annuity UK Limited received £4,154 million of loan notes issued by Aviva ERFA 15 UK Limited. This resulted in a £4.2 billion transfer from non-securitised residential loans to securitised residential mortgage loans. The remaining movement from the prior year is due to £0.3 billion of net new loans and accrued interest (net of redemptions). Fair value movements were less than £0.1 billion.
These mortgages are all in the form of equity release, whereby homeowners mortgage their property to release cash equity. Due to the structure of equity release mortgages, whereby interest amounts due are not paid in cash but instead rolled into the amount outstanding, they predominantly have a current Loan to Value ('LTV') of below 70%. The average LTV across the portfolio is 35.1% (FY15: 26.8%). The change from prior year reflects the change in portfolio mix following the transfer as outlined above.

Commercial
Gross exposure by loan to value and arrears is shown in the table below.
Shareholder assets
30 June 2016	>120% £m	115-120% £m	110-115% £m	105-110% £m	100-105% £m	95-100% £m	90-95% £m	80-90% £m	70-80% £m	<70% £m	Total £m
Not in arrears	-	-	-	-	301	349	48	310	1,160	4,542	6,710
0 - 3 months	-	-	-	-	-	-	-	-	-	-	-
3 - 6 months	-	-	-	-	-	-	-	-	-	-	-
6 - 12 months	-	-	-	-	-	-	-	-	-	-	-
> 12 months	-	-	-	-	-	-	-	-	-	-	-
Total	-	-	-	-	301	349	48	310	1,160	4,542	6,710

Of the £6.7 billion (FY15: £6.4 billion) of UK non-securitised commercial mortgage loans in the shareholder fund held by our UK Life business, £6.3 billion are used to back annuity liabilities and are stated on a fair value basis. The loan exposures for our UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ('CRAV') methods.
For commercial mortgages loan service collection ratios, a key indicator of mortgage portfolio performance, improved to 1.88x (FY15: 1.78x). Loan Interest Cover ('LIC'), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, also improved to 2.14x (FY15: 2.05x). Average mortgage LTV decreased by 1% compared to FY15 from 61% to 60% (CRAV). The value of loans in arrears included within our shareholder assets is £0.1 million (FY15: £9 million). Commercial mortgages and Healthcare, Infrastructure & PFI loans are held at fair value on the asset side of the statement of financial position. Insurance liabilities are valued using a discount rate derived from gross yield on assets, with adjustments to allow for risk. £10.9 billion of shareholder loan assets are backing annuity liabilities and comprise of commercial mortgage loans (£6.3 billion), Healthcare, Infrastructure and PFI mortgage loans (£3.5 billion) and Primary Healthcare, Infrastructure and PFI other loans (£1.1 billion).

D3 - Analysis of asset quality continued
D3.2 - Loans continued
The Group carries a valuation allowance within the liabilities against the risk of default of commercial mortgages, including Healthcare and PFI mortgages, of £0.6 billion which equates to 66bps at 30 June 2016 (FY15: 59bps). The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including Healthcare and PFI mortgages is £1.6 billion (FY15: £1.5 billion) over the remaining term of the UK Life corporate bond and mortgage portfolio.
The UK portfolio remains well diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging (or pooling) such that any single loan is also supported by rents received within other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from any general floating charge held over assets within the borrower companies.
If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefitting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above. We will continue to actively manage this position.

Healthcare
Primary Healthcare, Infrastructure and PFI mortgage loans included within shareholder assets of £3.5 billion (FY15: £3.3 billion) are secured against primary health care premises (including General Practitioner surgeries), education, social housing and emergency services related premises. For all such loans, Government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
On a market value basis, we estimate the average LTV of these mortgages to be 79% (FY15: 75%), although as explained above, we do not consider this to be a key risk indicator. Income support from the Government bodies and the social need for these premises provide sustained income stability. Aviva therefore considers these loans to be lower risk relative to other mortgage loans.

Securitised mortgage loans
Funding for the externally securitised residential mortgage assets of £2.6 billion (FY15: £2.5 billion) was obtained by issuing loan note securities. Of these loan notes approximately £260 million (FY15: £256 million) are held by Group companies. The remainder is held by third parties external to Aviva. As any cash shortfall arising once all mortgages have redeemed is borne by the loan note holders, the majority of the credit risk of these mortgages is borne by third parties. Securitised residential mortgages held are predominantly issued through vehicles in the UK.
As outlined above, on 1 January 2016, there was a £4.2 billion transfer from non-securitised residential loans to securitised residential mortgage loans.
D3.3 - Financial investments
	30 June 2016				31 December 2015
Financial Investments - Total	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised Losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised Losses £m	Fair value £m
Debt securities	163,925	18,719	(1,471)	181,173	155,247	10,864	(3,147)	162,964
Equity securities	57,795	9,415	(3,338)	63,872	60,124	7,663	(4,229)	63,558
Other investments	47,214	8,507	(1,591)	54,130	44,263	5,005	(1,573)	47,695
Total	268,934	36,641	(6,400)	299,175	259,634	23,532	(8,949)	274,217
Assets of operations classified as held for sale	9,820	934	(39)	10,715	-	-	-	-
Total (excluding assets held for sale)	259,114	35,707	(6,361)	288,460	259,634	23,532	(8,949)	274,217

Aviva holds large quantities of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders. The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
The Group also holds equities, the majority of which are held in participating funds and policyholder funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds. The vast majority of equity investments are valued at quoted market prices.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities
	Fair value hierarchy
Debt securities - Shareholder assets 30 June 2016	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	9,370	666	123	10,159
Non-UK Government	3,072	7,244	488	10,804
Europe	3,010	4,177	425	7,612
North America	21	2,723	-	2,744
Asia Pacific & Other	41	344	63	448
Corporate bonds - Public utilities	186	5,043	506	5,735
Other Corporate bonds	1,368	16,719	4,327	22,414
Other	350	2,106	478	2,934
Total	14,346	31,778	5,922	52,046
Total %	27.5%	61.1%	11.4%	100.0%
Assets of operations classified as held for sale	33	-	-	33
Total (excluding assets held for sale)	14,313	31,778	5,922	52,013
Total % (excluding assets held for sale)	27.5%	61.1%	11.4%	100.0%
FY15 Total	12,870	29,959	5,107	47,936
FY15 Total %	26.8%	62.5%	10.7%	100.0%

11.4% (FY15: 10.7%) of shareholder exposure to debt securities is fair valued using models with significant unobservable market parameters (classified as fair value Level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible.
27.5% (FY15: 26.8%) of shareholder exposure to debt securities is based on quoted prices in an active market and are therefore classified as fair value Level 1.
	External ratings
Debt securities - Shareholder assets 30 June 2016	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	10,036	57	-	-	48	10,141
UK local authorities	-	-	-	-	-	18	18
Non-UK Government	4,618	3,759	1,186	1,238	2	1	10,804
	4,618	13,795	1,243	1,238	2	67	20,963
Corporate
Public utilities	-	184	3,301	1,996	4	250	5,735
Other corporate bonds	2,382	3,045	8,644	5,537	357	2,449	22,414
	2,382	3,229	11,945	7,533	361	2,699	28,149
Certificates of deposits	-	-	21	8	32	5	66
Structured
RMBS1 non-agency ALT A	-	29	12	1	-	-	42
RMBS1 non-agency prime	79	42	52	24	17	-	214
RMBS1 agency	1	-	-	-	-	-	1
	80	71	64	25	17	-	257
CMBS2	256	103	48	25	-	1	433
ABS3	41	547	423	50	38	10	1,109
CDO (including CLO)4	16	-	-	-	-	-	16
ABCP5	-	-	-	-	-	-	-
	313	650	471	75	38	11	1,558
Wrapped credit	-	13	431	47	55	47	593
Other	23	5	100	123	76	133	460
Total	7,416	17,763	14,275	9,049	581	2,962	52,046
Total %	14.2%	34.2%	27.4%	17.4%	1.1%	5.7%	100.0%
Assets of operations classified as held for sale	7	18	8	-	-	-	33
Total (excluding assets held for sale)	7,409	17,745	14,267	9,049	581	2,962	52,013
Total % (excluding assets held for sale)	14.2%	34.2%	27.4%	17.4%	1.1%	5.7%	100.0%
FY15 Total	6,770	16,271	13,145	8,347	691	2,712	47,936
FY15 Total %	14.1%	34.0%	27.4%	17.4%	1.4%	5.7%	100.0%

1    RMBS - Residential Mortgage Backed Security.
2    CMBS - Commercial Mortgage Backed Security.
3    ABS - Asset Backed Security.
4    CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation.
5    ABCP - Asset Backed Commercial Paper.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued
During the period, shareholder exposure to debt securities increased by £4.1 billion to £52.0 billion (FY15: £47.9 billion). The overall quality of the book remains strong. 40% of shareholder exposure to debt securities is in government holdings (FY15: 39%). Our corporate debt securities portfolio represents 54% (FY15: 55%) of total shareholder debt securities.
The majority of non-rated corporate bonds are held by our businesses in the UK.
At 30 June 2016, the proportion of our shareholder debt securities that are investment grade increased to 93.2% (FY15: 92.9%). The remaining 6.8% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
●  1.1% are debt securities that are rated as below investment grade;
●  5.7% are not rated by the major rating agencies.

Of the securities not rated by an external agency most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.5 billion of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade (FY15: £2.5 billion).
The Group has limited shareholder exposure to CDOs, CLOs and 'Sub-prime' debt securities.
Out of the total shareholder asset backed securities (ABS), £1,088 million (FY15: £1,023 million) are held by the UK Life business. 95.7% of the Group's shareholder holdings in ABS are investment grade (FY15: 95.3%). ABS which either have a rating below BBB or are not rated represent approximately 0.1% of shareholder exposure to debt securities (FY15: 0.1%).
D3.3.2 - Equity securities
	30 June 2016				31 December 2015
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	2	-	-	2	5	-	-	5
Banks, trusts and insurance companies	106	-	52	158	117	-	36	153
Industrial miscellaneous and all other	124	-	14	138	203	-	12	215
Non-redeemable preferred shares	175	-	-	175	164	-	-	164
Total	407	-	66	473	489	-	48	537
Total %	86.0%	-	14.0%	100.0%	91.1%	-	8.9%	100.0%

86.0% of our shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1 (FY15: 91.1%).
D3.3.3 - Other investments
	30 June 2016				31 December 2015
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholders assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	1,059	10	36	1,105	741	7	39	787
Derivative financial instruments	59	2,388	78	2,525	91	864	59	1,014
Deposits with credit institutions	92	-	-	92	105	-	-	105
Minority holdings in property management undertakings	1	28	255	284	-	20	229	249
Other	7	-	-	7	6	-	-	6
Total	1,218	2,426	369	4,013	943	891	327	2,161
Total %	30.4%	60.4%	9.2%	100.0%	43.7%	41.2%	15.1%	100.0%
Assets of operations classified as held for sale	89	-	-	89	-	-	-	-
Total (excluding assets held for sale)	1,129	2,426	369	3,924	943	891	327	2,161
Total % (excluding assets held for sale)	28.8%	61.8%	9.4%	100.0%	43.7%	41.2%	15.1%	100.0%

In total 90.8% (FY15: 84.9%) of shareholder other investments are classified as Level 1 or 2 in the fair value hierarchy. Unit trusts and other investment vehicles invest in a variety of assets, which can include cash equivalents, debt, equity and property securities. Derivative financial instruments benefitted during the year from a fall in the GBP swap curve.
D3.3.4 - Available for sale investments - Impairments and duration and amount of unrealised losses
There was no impairment expense for the six months to 30 June 2016 for AFS securities (HY15: £nil).
Total unrealised losses on AFS debt securities, equity securities and other investments at 30 June 2016 were £nil (HY15: £1 million), £nil (HY15: £nil) and £nil (HY15: £nil) respectively.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.5 - Exposures to peripheral European countries
Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are valued on a mark to market basis under IAS 39, and therefore our statement of financial position and income statement already reflect any reduction in value between the date of purchase and the balance sheet date. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £5.7 billion (FY15: £4.7 billion).
Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)
		Participating		Shareholder		Total
	30 June 2016 £bn	31 December 2015 £bn	30 June 2016 £bn	31 December 2015 £bn	30 June 2016 £bn	31 December 2015 £bn
Greece	-	-	-	-	-	-
Ireland	0.7	0.6	0.1	0.1	0.8	0.7
Portugal	0.1	0.1	-	-	0.1	0.1
Italy	5.3	4.4	0.4	0.3	5.7	4.7
Spain	0.9	0.8	0.4	0.4	1.3	1.2
Total Greece, Ireland, Portugal, Italy and Spain	7.0	5.9	0.9	0.8	7.9	6.7

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)
		Participating		Shareholder		Total
	30 June 2016 £bn	31 December 2015 £bn	30 June 2016 £bn	31 December 2015 £bn	30 June 2016 £bn	31 December 2015 £bn
Greece	-	-	-	-	-	-
Ireland	0.7	0.6	0.1	0.1	0.8	0.7
Portugal	0.1	0.1	-	-	0.1	0.1
Italy	7.3	6.1	0.5	0.5	7.8	6.6
Spain	1.2	1.1	0.7	0.6	1.9	1.7
Total Greece, Ireland, Portugal, Italy and Spain	9.3	7.9	1.3	1.2	10.6	9.1

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.6 - Non-UK Government debt securities (gross of non-controlling interests)
		Policyholder		Participating		Shareholder		Total
Non-UK Government Debt Securities	30 June 2016 £m	31 December 2015 £m	30 June 2016 £m	31 December 2015 £m	30 June 2016 £m	31 December 2015 £m	30 June 2016 £m	31 December 2015 £m
Austria	14	14	755	697	164	140	933	851
Belgium	25	34	1,272	1,195	187	166	1,484	1,395
France	140	139	13,203	10,673	2,103	1,846	15,446	12,658
Germany	164	145	1,573	1,470	665	590	2,402	2,205
Greece	-	-	-	-	-	-	-	-
Ireland	4	12	658	595	129	100	791	707
Italy	254	319	7,322	6,090	478	442	8,054	6,851
Netherlands	60	31	1,067	1,156	360	302	1,487	1,489
Poland	764	559	780	689	322	399	1,866	1,647
Portugal	3	7	119	110	-	-	122	117
Spain	92	98	1,227	1,093	716	636	2,035	1,827
European Supranational debt	164	72	2,881	2,798	1,970	1,760	5,015	4,630
Other European countries	224	167	958	1,107	518	520	1,700	1,794
Europe	1,908	1,597	31,815	27,673	7,612	6,901	41,335	36,171
Canada	21	49	192	178	2,247	1,917	2,460	2,144
United States	435	323	154	100	497	409	1,086	832
North America	456	372	346	278	2,744	2,326	3,546	2,976
Singapore	19	16	934	762	343	264	1,296	1,042
Other	1,902	648	2,758	1,752	105	75	4,765	2,475
Asia Pacific and other	1,921	664	3,692	2,514	448	339	6,061	3,517
Total	4,285	2,633	35,853	30,465	10,804	9,566	50,942	42,664
Less: assets of operations classified as held for sale	-	-	2,313	-	33	-	2,346	-
Total (excluding assets held for sale)	4,285	2,633	33,540	30,465	10,771	9,566	48,596	42,664

At 30 June 2016, the Group's total non-UK Government debt securities stood at £50.9 billion (FY15: £42.7 billion). The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
Our direct shareholder asset exposure to non-UK Government debt securities amounts to £10.8 billion (FY15: £9.6 billion). The primary exposures, relative to total shareholder non-UK Government debt exposure, are to Canadian (21%), French (19%), Spanish (7%), and German (6%) Government debt securities.
The participating funds exposure to non-UK Government debt amounts to £35.9 billion (FY15: £30.5 billion). The primary exposures, relative to total non-UK Government debt exposures included within our participating funds, are to the Government debt securities of France (37%), Italy (20%), Germany (4%), Belgium (4%), Netherlands (3%) and Spain (3%).

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.7 - Exposure to worldwide bank debt securities
Direct shareholder and participating fund assets exposures to worldwide bank debt securities (net of non-controlling interests, excluding policyholder assets)
	Shareholder assets			Participating fund assets
30 June 2016	Total Senior Debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total Debt £bn
Australia	0.3	-	0.3	0.3	-	0.3
Denmark	-	-	-	1.1	-	1.1
France	0.5	-	0.5	3.2	0.6	3.8
Germany	0.1	-	0.1	0.4	0.2	0.6
Ireland	-	-	-	-	-	-
Italy	0.1	-	0.1	0.2	-	0.2
Netherlands	0.3	0.2	0.5	1.3	0.3	1.6
Spain	0.7	-	0.7	0.7	0.1	0.8
Sweden	0.2	-	0.2	0.3	-	0.3
Switzerland	-	-	-	1.2	-	1.2
United Kingdom	1.3	0.5	1.8	1.5	1.0	2.5
United States	1.1	0.2	1.3	1.9	0.1	2.0
Other	0.4	0.1	0.5	2.8	0.5	3.3
Total	5.0	1.0	6.0	14.9	2.8	17.7
Less: assets of operations classified as held for sale	-	-	-	0.9	0.2	1.1
Total (excluding assets held for sale)	5.0	1.0	6.0	14.0	2.6	16.6
FY15 Total	4.9	1.0	5.9	12.9	2.8	15.7

Net of non-controlling interests, our direct shareholder exposure to worldwide debt bank securities increased by £0.1 billion to £6.0 billion. The majority of our holding (83%) is in senior debt. The primary exposures are to UK (30%), US (22%) and Spanish (12%) banks.
Net of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £17.7 billion. The majority of the exposure (84%) is in senior debt. Participating funds are the most exposed to French (21%), UK (14%), US (11%) and Dutch (9%) banks.
Direct shareholder and participating fund assets exposures to worldwide bank debt securities (gross of non-controlling interests, excluding policyholder assets)
	Shareholder assets			Participating fund assets
30 June 2016	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Australia	0.3	-	0.3	0.3	-	0.3
Denmark	-	-	-	1.1	-	1.1
France	0.5	-	0.5	3.7	0.7	4.4
Germany	0.1	-	0.1	0.5	0.2	0.7
Ireland	-	-	-	-	-	-
Italy	0.1	-	0.1	0.3	-	0.3
Netherlands	0.3	0.2	0.5	1.4	0.3	1.7
Spain	0.8	-	0.8	0.8	0.1	0.9
Sweden	0.2	-	0.2	0.3	-	0.3
Switzerland	-	-	-	1.2	-	1.2
United Kingdom	1.3	0.5	1.8	1.6	1.0	2.6
United States	1.1	0.2	1.3	2.0	0.1	2.1
Other	0.4	0.1	0.5	3.1	0.6	3.7
Total	5.1	1.0	6.1	16.3	3.0	19.3
Less: assets of operations classified as held for sale	-	-	-	1.7	0.5	2.2
Total (excluding assets held for sale)	5.1	1.0	6.1	14.6	2.5	17.1
FY15 Total	5.0	1.0	6.0	14.2	2.9	17.1

Gross of non-controlling interests, our direct shareholder exposure to worldwide bank debt securities increased by £0.1 billion to £6.1 billion. The majority of our holding (84%) is in senior debt. The primary exposures are to UK (30%), US (21%) and Spanish (13%) banks.
Gross of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £19.3 billion. The majority of the exposure (84%) is in senior debt. Participating funds are the most exposed to French (23%), UK (13%), US (11%) and Dutch (9%) banks.

D4 - Pension fund assets
In addition to the assets recognised directly on the Group's statement of financial position outlined in the disclosures above, the Group is also exposed to the "Scheme assets" that are shown net of the present value of scheme liabilities within the IAS 19 net pension surplus. Pension surpluses are included within other assets and pension deficits are recognised within provisions in the Group's consolidated statement of financial position. Refer to Note B15 for details on the schemes' surpluses and deficits.
Scheme assets are stated at their fair values. Total scheme assets in the UK, Ireland and Canada are comprised as follows:
	30 June 2016				31 December 2015
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Bonds
Fixed interest	6,199	250	156	6,605	5,542	216	133	5,891
Index-linked	11,179	157	-	11,336	5,758	114	-	5,872
Equities	85	-	-	85	70	-	-	70
Property	351	-	-	351	377	7	-	384
Pooled investment vehicles	3,082	172	109	3,363	2,904	143	96	3,143
Derivatives	(50)	-	-	(50)	96	-	-	96
Cash and other1	(1,970)	-	6	(1,964)	1,244	4	3	1,251
Total fair value of scheme assets	18,876	579	271	19,726	15,991	484	232	16,707
Less: consolidation elimination for non-transferable Group insurance policy2	(605)	-	-	(605)	(546)	-	-	(546)
Total IAS 19 fair value of scheme assets	18,271	579	271	19,121	15,445	484	232	16,161

Total scheme assets are analysed by those that have a quoted market price in an active market and those that do not as follows:
	30 June 2016			31 December 2015
	Total Quoted £m	Total Unquoted £m	Total £m	Total Quoted £m	Total Unquoted £m	Total £m
Bonds
Fixed interest	3,175	3,430	6,605	2,796	3,095	5,891
Index-linked	10,886	450	11,336	5,436	436	5,872
Equities	85	-	85	70	-	70
Property	-	351	351	-	384	384
Pooled investment vehicles	319	3,044	3,363	291	2,852	3,143
Derivatives	(54)	4	(50)	6	90	96
Cash and other1	836	(2,800)	(1,964)	532	719	1,251
Total fair value of scheme assets	15,247	4,479	19,726	9,131	7,576	16,707
Less: consolidation elimination for non-transferable Group insurance policy2	-	(605)	(605)	-	(546)	(546)
Total IAS 19 fair value of scheme assets	15,247	3,874	19,121	9,131	7,030	16,161

1   Cash and other assets comprise cash at bank, insurance policies, receivables, payables and repos. At 30 June 2016, repos of £3,750 million (FY15: £nil) are included within cash and other assets.
2   Friends Provident Pension Scheme assets are included in the UK balances. As at 30 June 2016, the Friends Provident Pension Scheme's cash and other balance includes an insurance policy of £605 million (FY15: £546 million) issued by a Group company that is not transferable under IAS 19 and is consequently eliminated from the Group's IAS 19 scheme assets.

Risk management and asset allocation strategy
The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, the schemes' assets are invested in a portfolio consisting primarily (approximately 75%3) of debt securities. The investment strategy will continue to evolve over time and is expected to match the liability profile increasingly closely with swap overlays to improve interest rate and inflation matching. The schemes are generally matched to interest rate risk relative to the funding basis.

Main UK Scheme
The Company works closely with the trustee, who is required to consult it on the investment strategy.
Interest rate and inflation risks are managed using a combination of liability-matching assets and swaps. Exposure to equity risk has been reducing over time and credit risk is managed within risk appetite. Currency risk is relatively small and is largely hedged. The other principal risk is longevity risk. In 2014, the Aviva Staff Pension Scheme entered into a longevity swap covering approximately £5 billion of pensioner in payment scheme liabilities.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme. In 2015, the RAC pension scheme entered into a longevity swap covering approximately £600 million of pensioner in payment scheme liabilities.

3   Excluding repos of £3,750 million.

D5 - Available funds
To ensure access to liquidity as and when needed, the Group maintains £1.7 billion of undrawn committed central borrowing facilities with various highly rated banks. These facilities are used to support Aviva plc's commercial paper programmes. The expiry profile of the undrawn committed central borrowing facilities is as follows:
	30 June 2016 £m	31 December 2015 £m
Expiring within one year	-	575
Expiring beyond one year	1,650	1,075
Total	1,650	1,650

D6 - Guarantees
As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.
In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% decrease in interest rates and 10% decline in equity markets).

VNB & sales analysis

E1 - Sales, VNB and new business margin analysis by market (MCEV basis)
The table below sets out the present value of new business premiums (PVNBP) written by the life and related businesses, value generated by new business written during the period (VNB) and the resulting margin, gross of tax and non-controlling interests, on an MCEV basis. Following the introduction of the Solvency II regime on 1 January 2016, MCEV (which is calculated on the expired Solvency I basis) is no longer used as an indicator of the drivers of financial performance of the Group's in-force life and related businesses. However, PVNBP and VNB are still currently used alongside adjusted Solvency II VNB to give insight to the relative volume and profitability of business written in the year compared to prior periods. Adjusted Solvency II VNB is reported in note 4b of the overview section of this report.
The VNB shown below is the present value of the projected stream of pre-tax distributable profit generated by the new business written during the period, including expected profit between point of sale and the valuation date on an MCEV basis. It reflects the additional value to shareholders created through the activity of writing new business including the impacts of interactions between in-force and new business. The methodology underlying the calculation of PVNBP and VNB (on an MCEV basis) remains unchanged from the prior year as set out in F1 of the Aviva 2015 MCEV report. The demographic assumptions used are materially the same as that used at 31 December 2015 as set out in F2 of the Aviva 2015 MCEV report. The economic assumptions have been updated to be those relevant at the point of sale which has been implemented with the assumptions being taken as those appropriate to the start of each quarter. For contracts that are re-priced more frequently, weekly or monthly economic assumptions have been used. The principal economic assumptions are set out in note E14.
	Present value of new business premiums1			Value of new business2			New business margin
Gross of tax and non-controlling interests	6 months 2016 £m	6 months 2015 £m	Full year 2015 £m	6 months 2016 £m	6 months 2015 £m	Full year 2015 £m	6 months 2016%	6 months 2015%	Full year 2015%
United Kingdom3	8,214	7,071	16,236	269	253	609	3.3%	3.6%	3.8%
Ireland	339	270	561	11	7	16	3.2%	2.6%	2.9%
United Kingdom & Ireland	8,553	7,341	16,797	280	260	625	3.3%	3.5%	3.7%
France	2,889	2,553	4,821	103	98	198	3.6%	3.8%	4.1%
Poland	197	218	448	27	30	65	13.7%	13.8%	14.5%
Italy	2,025	1,116	2,147	71	39	79	3.5%	3.5%	3.7%
Spain	300	363	622	16	13	31	5.3%	3.6%	5.0%
Turkey	214	251	460	12	12	27	5.6%	4.8%	5.9%
Europe	5,625	4,501	8,498	229	192	400	4.1%	4.3%	4.7%
Asia4	986	1,449	2,823	61	76	151	6.2%	5.2%	5.3%
Aviva Investors	1,388	761	1,647	13	6	16	0.9%	0.8%	1.0%
Total	16,552	14,052	29,765	583	534	1,192	3.5%	3.8%	4.0%

1    A reconciliation to IFRS net written premiums can be found in note E13.
2    A reconciliation to adjusted Solvency II VNB can be found in note 4b of the Overview section.
3    United Kingdom includes Friends UK from 10 April 2015.
4    Asia includes FPI from 10 April 2015.

E2 - Trend analysis of VNB - cumulative
							Growth1 on 2Q15
Gross of tax and non-controlling interests	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	4Q15 YTD £m	1Q16 YTD £m	2Q16 YTD £m	Sterling %	Constant Currency %
United Kingdom2	103	253	404	609	107	269	6%	6%
Ireland	3	7	11	16	5	11	68%	58%
United Kingdom & Ireland	106	260	415	625	112	280	8%	8%
France	56	98	144	198	59	103	6%	(1)%
Poland3	15	30	46	65	15	27	(9)%	(11)%
Italy	19	39	57	79	26	71	82%	71%
Spain	6	13	20	31	6	16	29%	22%
Turkey	6	12	17	27	5	12	(6)%	-
Europe	102	192	284	400	111	229	20%	14%
Asia3	36	76	115	151	31	61	(20)%	(23)%
Aviva Investors	3	6	9	16	5	13	106%	106%
Total	247	534	823	1,192	259	583	9%	7%

1    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2    United Kingdom includes Friends UK from 10 April 2015.
3    Poland includes Lithuania. Asia includes FPI from 10 April 2015.
E3 - Trend analysis of VNB - discrete
							Growth1 on 2Q15
Gross of tax and non-controlling interests	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	4Q15 Discrete £m	1Q16 Discrete £m	2Q16 Discrete £m	Sterling %	Constant Currency %
United Kingdom2	103	150	151	205	107	162	8%	8%
Ireland	3	4	4	5	5	6	56%	46%
United Kingdom & Ireland	106	154	155	210	112	168	9%	9%
France	56	42	46	54	59	44	6%	(1)%
Poland3	15	15	16	19	15	12	(16)%	(18)%
Italy	19	20	18	22	26	45	125%	110%
Spain	6	7	7	11	6	10	51%	41%
Turkey	6	6	5	10	5	7	12%	13%
Europe	102	90	92	116	111	118	33%	25%
Asia3	36	40	39	36	31	30	(27)%	(30)%
Aviva Investors	3	3	3	7	5	8	154%	154%
Total	247	287	289	369	259	324	13%	10%

1    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2    United Kingdom includes Friends UK from 10 April 2015.
3    Poland includes Lithuania. Asia includes FPI from 10 April 2015.

E4 - Trend analysis of PVNBP - cumulative
							Growth2 on 2Q15
Present value of new business premiums1	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	4Q15 YTD £m	1Q16 YTD £m	2Q16 YTD £m	Sterling %	Constant Currency %
United Kingdom3,4	2,445	7,071	11,696	16,236	4,136	8,214	16%	16%
Ireland	132	270	406	561	150	339	25%	18%
United Kingdom & Ireland	2,577	7,341	12,102	16,797	4,286	8,553	17%	16%
France	1,319	2,553	3,639	4,821	1,487	2,889	13%	7%
Poland5	110	218	319	448	100	197	(10)%	(12)%
Italy	603	1,116	1,518	2,147	752	2,025	81%	71%
Spain	224	363	455	622	124	300	(17)%	(22)%
Turkey	134	251	347	460	98	214	(14)%	(9)%
Europe	2,390	4,501	6,278	8,498	2,561	5,625	25%	19%
Asia5	623	1,449	2,218	2,823	497	986	(32)%	(34)%
Aviva Investors	366	761	1,165	1,647	485	1,388	83%	83%
Total	5,956	14,052	21,763	29,765	7,829	16,552	18%	15%

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    United Kingdom includes Friends UK from 10 April 2015.
4    Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.
5    Poland includes Lithuania. Asia includes FPI from 10 April 2015.
E5 - Trend analysis of PVNBP - discrete
							Growth2 on 2Q15
Present value of new business premiums1	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	4Q15 Discrete £m	1Q16 Discrete £m	2Q16 Discrete £m	Sterling %	Constant Currency %
United Kingdom3,4	2,445	4,626	4,625	4,540	4,136	4,078	(12)%	(12)%
Ireland	132	138	136	155	150	189	37%	28%
United Kingdom & Ireland	2,577	4,764	4,761	4,695	4,286	4,267	(10)%	(11)%
France	1,319	1,234	1,086	1,182	1,487	1,402	14%	6%
Poland5	110	108	101	129	100	97	(10)%	(12)%
Italy	603	513	402	629	752	1,273	148%	131%
Spain	224	139	92	167	124	176	26%	17%
Turkey	134	117	96	113	98	116	-	1%
Europe	2,390	2,111	1,777	2,220	2,561	3,064	45%	36%
Asia5	623	826	769	605	497	489	(41)%	(43)%
Aviva Investors	366	395	404	482	485	903	129%	129%
Total	5,956	8,096	7,711	8,002	7,829	8,723	8%	6%

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    United Kingdom includes Friends UK from 10 April 2015.
4    Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.
5    Poland includes Lithuania. Asia includes FPI from 10 April 2015.

E6 - Trend analysis of PVNBP by product - cumulative
							Growth2 on 2Q15
Present value of new business premiums1	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	4Q15 YTD £m	1Q16 YTD £m	2Q16 YTD £m	Sterling %	Constant Currency %
Pensions	1,319	3,897	6,085	8,950	2,889	5,551	42%	42%
Annuities3	136	777	2,205	2,945	224	570	(27)%	(27)%
Bonds	39	80	109	139	31	59	(26)%	(27)%
Protection	268	712	1,152	1,586	474	896	26%	26%
Equity release	206	458	584	699	111	247	(46)%	(46)%
Other	477	1,147	1,561	1,917	407	891	(22)%	(22)%
United Kingdom4	2,445	7,071	11,696	16,236	4,136	8,214	16%	16%
Ireland	132	270	406	561	150	339	25%	18%
United Kingdom & Ireland	2,577	7,341	12,102	16,797	4,286	8,553	17%	16%
Savings	1,224	2,389	3,423	4,535	1,384	2,698	13%	6%
Protection	95	164	216	286	103	191	16%	10%
France	1,319	2,553	3,639	4,821	1,487	2,889	13%	7%
Pensions	192	356	493	700	156	320	(10)%	(9)%
Savings	754	1,330	1,767	2,443	792	2,139	61%	52%
Annuities	-	1	1	1	-	-	(13)%	(18)%
Protection	125	261	378	533	126	277	6%	2%
Poland5 , Italy, Spain and Turkey	1,071	1,948	2,639	3,677	1,074	2,736	40%	35%
Europe	2,390	4,501	6,278	8,498	2,561	5,625	25%	19%
Asia5	623	1,449	2,218	2,823	497	986	(32)%	(34)%
Aviva Investors	366	761	1,165	1,647	485	1,388	83%	83%
Total	5,956	14,052	21,763	29,765	7,829	16,552	18%	15%

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.
4    United Kingdom includes Friends UK from 10 April 2015.
5    Poland includes Lithuania. Asia includes FPI from 10 April 2015.
E7 - Trend analysis of PVNBP by product - discrete
							Growth2 on 2Q15
Present value of new business premiums1	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	4Q15 Discrete £m	1Q16 Discrete £m	2Q16 Discrete £m	Sterling %	Constant currency %
Pensions	1,319	2,578	2,188	2,865	2,889	2,662	3%	3%
Annuities3	136	641	1,428	740	224	346	(46)%	(46)%
Bonds	39	41	29	30	31	28	(32)%	(32)%
Protection	268	444	440	434	474	422	(5)%	(5)%
Equity release	206	252	126	115	111	136	(46)%	(46)%
Other	477	670	414	356	407	484	(26)%	(26)%
United Kingdom4	2,445	4,626	4,625	4,540	4,136	4,078	(12)%	(12)%
Ireland	132	138	136	155	150	189	37%	28%
United Kingdom & Ireland	2,577	4,764	4,761	4,695	4,286	4,267	(10)%	(11)%
Savings	1,224	1,165	1,034	1,112	1,384	1,314	13%	5%
Protection	95	69	52	70	103	88	28%	19%
France	1,319	1,234	1,086	1,182	1,487	1,402	14%	6%
Pensions	192	164	137	207	156	164	-	(2)%
Savings	754	576	437	676	792	1,347	-	(2)%
Annuities	-	1	-	-	-	-	(61)%	(64)%
Protection	125	136	117	155	126	151	10%	6%
Poland5 , Italy, Spain and Turkey	1,071	877	691	1,038	1,074	1,662	89%	79%
Europe	2,390	2,111	1,777	2,220	2,561	3,064	45%	36%
Asia5	623	826	769	605	497	489	(41)%	(43)%
Aviva Investors	366	395	404	482	485	903	129%	129%
Total	5,956	8,096	7,711	8,002	7,829	8,723	8%	6%

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.
4    United Kingdom includes Friends UK from 10 April 2015.
5    Poland includes Lithuania. Asia includes FPI from 10 April 2015.

E8 - Geographical analysis of regular and single premiums
						Regular premiums			Single premiums
	6 months 2016 £m	Constant currency growth1	WACF	Present Value £m	6 months 2015 £m	WACF	Present value £m	6 months 2016 £m	6 months 2015 £m	Constant Currency growth1
United Kingdom2	869	52%	5.0	4,313	633	5.5	3,462	3,901	3,609	8%
Ireland	15	11%	6.5	97	12	6.4	77	242	193	18%
United Kingdom & Ireland	884	51%	5.0	4,410	645	5.5	3,539	4,143	3,802	9%
France	53	11%	8.8	465	45	9.1	409	2,424	2,144	6%
Poland3	19	(3)%	8.1	153	20	7.5	149	44	69	(37)%
Italy	24	248%	2.9	70	7	6.7	47	1,955	1,069	72%
Spain	15	(18)%	5.9	89	17	6.4	108	211	255	(22)%
Turkey	39	(19)%	4.8	186	51	4.0	203	28	48	(39)%
Europe	150	7%	6.4	963	140	6.5	916	4,662	3,585	23%
Asia3	100	(36)%	6.9	686	155	6.7	1,035	300	414	(29)%
Aviva Investors	-	-	-	-	-	-	-	1,388	761	83%
Total	1,134	29%	5.3	6,059	940	5.8	5,490	10,493	8,562	19%

1    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2    United Kingdom includes Friends UK from 10 April 2015.
3    Poland includes Lithuania. Asia includes FPI from 10 April 2015.
E9 - Trend analysis of investment sales - cumulative
							Growth2 on 2Q15
Investment sales1	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	4Q15 YTD £m	1Q16 YTD £m	2Q16 YTD £m	Sterling %	Constant Currency %
United Kingdom & Ireland3	271	710	1,041	1,315	260	575	(19)%	(19)%
Aviva Investors4	1,073	2,102	3,475	4,993	1,384	3,587	71%	65%
Asia5	41	78	103	129	28	58	(25)%	(28)%
Total investment sales	1,385	2,890	4,619	6,437	1,672	4,220	46%	42%

1    Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. YTD investment sales of £271 million for 1Q15, £710 million for 2Q15, £1,041 million for 3Q15, £1,315 million for 4Q15, £260 million for 1Q16  and £575 million for 2Q16 are equivalent to £295 million, £774 million, £1,110 million, £1,352 million, £284 million and £636 million respectively on a PVNBP basis.
4    YTD investment sales of £362 million for 1Q15, £755 million for 2Q15, £1,156 million for 3Q15, £1,635 million for 4Q15, £480 million for 1Q16 and £1,381 million for 2Q16 are also included in Aviva Investors' PVNBP at the same level following the extension of MCEV covered business.
5    Asia investment sales are also reported in Asia PVNBP following an extension of MCEV covered business.
E10 - Trend analysis of investment sales - discrete
							Growth2 on 2Q15
Investment sales1	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	4Q15 Discrete £m	1Q16 Discrete £m	2Q16 Discrete £m	Sterling %	Constant Currency %
United Kingdom & Ireland3	271	439	331	274	260	315	(28)%	(28)%
Aviva Investors4	1,073	1,029	1,373	1,518	1,384	2,203	114%	106%
Asia5	41	37	25	26	28	30	(17)%	(20)%
Total investment sales	1,385	1,505	1,729	1,818	1,672	2,548	69%	65%

1    Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. Discrete investment sales of £271 million for 1Q15, £439 million for 2Q15, £331 million for 3Q15, £274 million for 4Q15, £260 million for 1Q16, £315 million for 2Q16 are equivalent to £295 million, £479 million, £336 million, £242 million, £284 million and £352 million respectively on a PVNBP basis.
4    Discrete investment sales of £362 million for 1Q15, £393 million for 2Q15, £401 million for 3Q15, £479 million for 4Q15, £480 million for 1Q16 and £901 million for 2Q16 are also included in Aviva Investors' PVNBP at the same level following the extension of MCEV covered business.
5    Asia investment sales are also reported in Asia PVNBP following an extension of MCEV covered business.

E11 - Trend analysis of general insurance and health net written premiums - cumulative
							Growth1 on 2Q15
	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	4Q15 YTD £m	1Q16 YTD £m	2Q16 YTD £m	Sterling %	Constant currency %
General insurance
United Kingdom2	855	1,851	2,750	3,685	958	2,001	8%	8%
Ireland	63	134	210	282	83	179	33%	25%
United Kingdom & Ireland	918	1,985	2,960	3,967	1,041	2,180	10%	9%
Europe	399	674	910	1,200	437	757	12%	6%
Canada	409	1,013	1,519	1,992	417	1,049	4%	5%
Asia & Other	3	6	8	12	3	5	(8)%	(11)%
	1,729	3,678	5,397	7,171	1,898	3,991	9%	7%
Health insurance
United Kingdom3	158	315	423	529	151	292	(7)%	(7)%
Ireland	28	42	58	85	27	43	3%	(3)%
United Kingdom & Ireland	186	357	481	614	178	335	(6)%	(7)%
Europe	89	128	157	210	97	155	21%	14%
Asia4	33	55	75	95	37	64	16%	11%
	308	540	713	919	312	554	3%	-
Total	2,037	4,218	6,110	8,090	2,210	4,545	8%	6%

1    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2    Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva insurance Limited (AIL).
3    These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business. 1Q15 NWP of £158 million, 2Q15 YTD NWP of £315 million, 3Q15 YTD NWP of £423 million, 4Q15 YTD NWP of £529 million, 1Q16 NWP of £151 million and 2Q16 YTD NWP of £292 million are equivalent to £182 million, £373 million, £451 million, £565 million, £123 million and £255 million on a PVNBP basis respectively.
4    Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business. For Singapore long term health business, 1Q15 NWP of £10 million, 2Q15 YTD NWP of £23 million, 3Q15 YTD NWP of £36 million, 4Q15 YTD NWP of £51 million, 1Q16 NWP of £14 million and 2Q16 YTD NWP of £30 million are equivalent to £48 million, £120 million, £184 million, £214 million, £48 million and £97 million on a PVNBP basis respectively.
E12 - Trend analysis of general insurance and health net written premiums - discrete
							Growth1 on 2Q15
	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	4Q15 Discrete £m	1Q16 Discrete £m	2Q16 Discrete £m	Sterling %	Constant Currency %
General insurance
United Kingdom2	855	996	899	935	958	1,043	5%	5%
Ireland	63	71	76	72	83	96	35%	26%
United Kingdom & Ireland	918	1,067	975	1,007	1,041	1,139	7%	6%
Europe	399	275	236	290	437	320	16%	9%
Canada	409	604	506	473	417	632	5%	6%
Asia & Other	3	3	2	4	3	2	(18)%	(22)%
	1,729	1,949	1,719	1,774	1,898	2,093	7%	6%
Health insurance
United Kingdom3	158	157	108	106	151	141	(10)%	(10)%
Ireland	28	14	16	27	27	16	13%	5%
United Kingdom & Ireland	186	171	124	133	178	157	(8)%	(9)%
Europe	89	39	29	53	97	58	50%	39%
Asia4	33	22	20	20	37	27	18%	13%
	308	232	173	206	312	242	4%	2%
Total	2,037	2,181	1,892	1,980	2,210	2,335	7%	6%

1    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2    Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva insurance Limited (AIL).
3    These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business. 1Q15 NWP of £158 million, 2Q15 NWP of £157 million, 3Q15 NWP of £108 million, 4Q15 NWP of £106 million, 1Q16 NWP of £151 million and 2Q16 NWP of £141 million are equivalent to £182 million, £191 million, £78 million, £114 million, £123 million and £132 million on a PVNBP basis respectively.
4    Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business. For Singapore long term health business, 1Q15 NWP of £10 million, 2Q15 NWP of £13 million, 3Q15 NWP of £13 million, 4Q15 NWP of £15 million, 1Q16 NWP of £14 million and 2Q16 NWP of £16 million are equivalent to £48 million, £72 million, £64 million, £30 million, £48 million and £49 million on a PVNBP basis respectively.

E13 - Reconciliation of sales to net written premiums in IFRS
The table below presents our consolidated sales for the periods ended 30 June 2016, 30 June 2015 and the year ended 31 December 2015 as well as the reconciliation of sales to net written premiums in IFRS.
	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Present value of new business premiums	16,552	14,052	29,765
Investment sales	4,220	2,890	6,437
General insurance and health net written premiums	4,545	4,218	8,090
Less: long-term health and collectives business2	(2,337)	(1,803)	(3,660)
Total sales	22,981	19,357	40,632
Less: Effect of capitalisation factor on regular premium long-term business	(4,926)	(4,551)	(10,357)
Share of long-term new business sales from JVs and associates	(238)	(232)	(427)
Annualisation impact of regular premium long-term business1	(142)	(127)	(251)
Deposits taken on non-participating investment contracts and equity release contracts	(3,781)	(3,073)	(6,560)
Retail sales of mutual fund type products (investment sales)	(4,220)	(2,890)	(6,437)
Add: IFRS gross written premiums from existing long-term business1	2,604	2,227	4,676
Less: long-term insurance and savings business premiums ceded to reinsurers	(845)	(657)	(1,529)
Less: Outward reinsurance premium relating to general insurance business3	-	-	(712)
Total IFRS net written premiums	11,433	10,054	19,035
Analysed as:
Long-term insurance and savings net written premiums	6,888	5,836	11,658
General insurance and health net written premiums	4,545	4,218	7,377
	11,433	10,054	19,035

1    £200 million has been reclassified from 'Annualisation impact of regular premium long-term business' to 'IFRS gross written premiums from existing long-term business' in UK Life for FY15.
2    Long-term health and collectives business are included as part of PVNBP following the extension of MCEV covered business.
3    2015 represents a reinsurance premium ceded of £712 million relating to an outward reinsurance contract completed by the UK General Insurance business.

Effect of capitalisation factor on regular premium long-term business
PVNBP is derived from the single and regular premiums of the products sold during the financial period and is expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the year plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discounted value of regular premiums is calculated using the same market consistent embedded value methodology as for VNB (on a MCEV basis).
The discounted value reflects the expected income streams over the life of the contract, adjusted for expected levels of persistency, discounted back to present value. The discounted value can also be expressed as annualised regular premiums multiplied by a weighted average capitalisation factor (WACF). The WACF varies over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.
Share of long-term new business sales from joint ventures and associates
Total long-term new business sales include our share of sales from joint ventures and associates. Under IFRS reporting, premiums from these sales are excluded from our consolidated accounts, with only our share of profits or losses from such businesses being brought into the income statement separately.
Annualisation impact of regular premium long-term business
As noted above, the calculation of PVNBP includes annualised regular premiums. The impact of this annualisation is removed in order to reconcile the non-GAAP new business sales to IFRS premiums and will vary depending on the volume of regular premium sales during the year.
Deposits taken on non-participating investment contracts and equity release contracts
Under IFRS, non-participating investment contracts are recognised in the Statement of Financial Position by recording the cash received as a deposit and an associated liability and are not recorded as premiums received in the IFRS income statement. Only the margin earned is recognised in the IFRS income statement.
Retail sales of mutual fund type products (investment sales)
Investment sales included in the total sales number represent the cash inflows received from customers to invest in mutual fund type products such as unit trusts and OEICs. We earn fees on the investment and management of these funds which are recorded separately in the IFRS income statement as 'fees and commissions received' and are not included in statutory premiums.
IFRS gross written premiums from existing long-term business
The non-GAAP measure of long-term and savings sales focuses on new business written in the year under review whilst the IFRS income statement includes premiums received from all business, both new and existing.

E14 - Principal Assumptions underlying the calculation of VNB (on a MCEV basis)
(a) Reference rates
Economic assumptions are derived actively, based on market yields on risk-free fixed interest assets at the end of each reporting period.
In setting the risk-free rate we have, wherever possible, used the mid-price swap yield curve for an AA-rated bank. For some businesses, where the impact is immaterial, a flat yield curve has been assumed. For most businesses, the curve is extrapolated beyond the last available market data point to an ultimate forward rate using the Nelson-Siegel functional form if necessary. For markets in which there is no reliable swap yield curve, the risk-free rate is based on relevant government bond yields with adjustments made to reflect the local market environment where necessary. For certain business, swap rates are adjusted for a 'liquidity premium' in deriving the risk-free rates, and these adjustments are shown below the reference rate table.
The principal economic assumptions used are as follows:
United Kingdom	2Q 2016	1Q 2016	4Q 2015	3Q 2015	2Q 2015	1Q 2015
Reference rate
1 year	0.6%	0.7%	0.7%	0.7%	0.6%	0.6%
5 years	1.0%	1.6%	1.4%	1.7%	1.4%	1.5%
10 years	1.4%	2.0%	1.9%	2.2%	1.7%	1.9%
15 years	1.7%	2.2%	2.0%	2.4%	1.9%	2.1%
20 years	1.7%	2.3%	2.1%	2.4%	2.0%	2.2%

Eurozone	2Q 2016	1Q 2016	4Q 2015	3Q 2015	2Q 2015	1Q 2015
Reference rate
1 year	0.1%	0.1%	0.1%	0.1%	0.1%	0.2%
5 years	0.1%	0.3%	0.4%	0.5%	0.2%	0.4%
10 years	0.5%	1.0%	1.0%	1.2%	0.6%	0.8%
15 years	0.9%	1.5%	1.4%	1.6%	0.7%	1.2%
20 years	1.0%	1.6%	1.5%	1.7%	0.8%	1.4%

(b) Liquidity premiums
The following liquidity premium adjustments are made to the swap rate for certain contracts. The risk-free rate is taken as the swap yield curve for the currency of the liability, adjusted by adding the following to each swap rate:
	2Q 2016	1Q 2016	4Q 2015	3Q 2015	2Q 2015	1Q 2015
UK immediate annuites1	1.51%	1.51%	1.41%	1.40%	1.59%	1.59%
France immediate annuities	0.36%	0.38%	0.45%	0.28%	0.16%	0.19%
France participating business	0.27%	0.29%	0.34%	0.21%	0.12%	0.15%
Italy participating business	0.27%	0.29%	0.34%	0.21%	0.12%	0.15%

1    Immediate annuities have also been sold in Friends UK as well as the UK annuity business (UKA). At Q216, the liquidity premium for Friends UK policies is 79 bps for new business.
In assessing the liquidity premium, an optimised notional portfolio is assumed which can include the actual assets backing the liabilities and the matching that exists between them.
For assets valued on a mark to model basis (notably UK commercial mortgages and equity release assets) the liquidity premium continues to be estimated consistently with the underlying valuation model. For all other assets, the formula structure proposed by the CFO / CRO Forum and adopted in the Solvency II Fifth Quantitative Impact Study (QIS 5) is adopted. The formula for the liquidity premium is:
United Kingdom/Europe: 50% of (iBoxx Corporate bond spread - 40bps)
For immediate and bulk purchase annuities, 100% of the full liquidity premium is applied, while 75% liquidity premium is applied to participating business and deferred annuities. No liquidity premium is applied to any other products.

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Other information
In this section	Page
Other information
Glossary	114
Shareholder services	118

Glossary

Product definitions
Annuity
A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement. Annuities may be guaranteed, unit-linked or index-linked.

Bonds and savings
These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns.

Critical illness cover
Pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition.

Deferred annuity
An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum.

Equity release
Equity release mortgages allow a homeowner to receive a lump sum in return for a mortgage secured on their house. No interest is payable on the loan; instead, interest is rolled-up on the loan and the loan and accrued interest are repayable at redemption (upon death or moving into long-term care).

General insurance
Also known as non-life or property and casualty insurance. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage the property of others.

Group pension
A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.

Health insurance
Provides cover against loss from illness or bodily injury. Can pay for medicine, visits to the doctor, hospital stays, other medical expenses and loss of earnings, depending on the conditions covered and the benefits and choices of treatment available on the policy.

Income drawdown
The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Investment sales
Comprise retail sales of mutual fund-type products such as unit trusts, individual savings accounts (ISAs) and open ended investment companies (OEICs).

Individual savings account (ISAs)
Tax-efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits.

Mortgage endowment
An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.

Mortgage life insurance
A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.

Open ended investment company (OEIC)
A collective investment fund structured as a limited company in which investors can buy and sell shares.

Pension
A means of providing income in retirement for an individual and possibly his/her dependants.

Personal pension
A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.

Protection
An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health.

Regular premium
A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.

Collective investment scheme (SICAVs)
This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Single premium
A single lump sum is paid by the policyholder at the start of the contract.

Stakeholder pensions
Low cost and flexible pension plans available in the UK, governed by specific regulations.

Term assurance
A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.

Unit trusts
A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.

Whole life
A protection policy that remains in force for the insured's whole life; a lump sum will be paid out on death. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

General terms
Adjusted Solvency II value of new business
Adjusted Solvency II VNB reflects Solvency II assumptions and allowance for risk and is defined as the increase in Solvency II Own Funds resulting from business written in the period, adjusted to include business in MCEV VNB which is not included in the Solvency II valuation, remove the impact of contract boundaries and include look through profits in service companies (where not included in Solvency II). For the avoidance of doubt, it does not include the movement in the Solvency Capital Requirement.
In due course adjusted Solvency II VNB will replace MCEV VNB as a key performance indicator.
Adjusted Solvency II VNB can be reconciled to MCEV VNB; however there is no equivalent IFRS metric.
Available for sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)
A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force (AVIF)
The present value of future profits on a portfolio of long-term insurance and investment contracts, acquired either directly or through the purchase of a subsidiary.

Bancassurance/Affinity
An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

Best Estimate Liabilities (BEL)
The expected present value of future cash flows for a company's current insurance obligations, calculated using best estimate assumptions, projected over the contract's run-off period, taking into account all up-to-date financial market and actuarial information.

Cash remittances
Amounts paid by our operating businesses to the Group, comprising dividends and interest on internal loans.

Combined operating ratio (COR)
A financial measure of general insurance underwriting profitability calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. A COR below 100% indicates profitable underwriting.

Contract boundary
A contract boundary is the first point in time in the lifetime of an insurance policy at which the insurer has the ability to review the premiums charged at the individual policy level, without any contractual constraints. For policies in which such a point does not exist, contract boundary is the same as the full term of the contract. Under Solvency II, if a contract boundary on an insurance contract is less than the full term of the contract the expected future premiums and obligations that relate to cover which may be provided after that date are not recognised in the measurement of the insurance liabilities.

Cost of non-hedgeable risks
This is the cost of undertaking those risks for which a deep and liquid market in which to hedge that risk does not exist. This can include both financial risks and non-financial risks such as mortality, persistency and expense. The cost of non-hedgeable risks reduces the MCEV value of new business.

Covered business
The contracts managed as long-term business to which the VNB on an MCEV basis, adjusted Solvency II VNB and PVNBP has been applied.

Deferred acquisition costs (DAC)
The costs directly attributable to the acquisition of new business for insurance and investment contracts may be deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Excess centre cash flow
A measure of excess cash flow, calculated by deducting central operating expenses and debt financing costs from cash remitted by business units.

Fair value
The price that would be received to sell or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Financial Conduct Authority (FCA)
The FCA is a company limited by guarantee and is independent of the Bank of England. It is responsible for the conduct business regulation of all firms (including those firms subject to prudential regulation by the PRA) and the prudential regulation of firms not regulated by the PRA. The FCA has three statutory objectives: securing an appropriate degree of protection for consumers, protecting and enhancing the integrity of the UK financial system and promoting effective competition in the interests of consumers.

Frictional costs
The additional taxation and investment costs incurred by shareholders through investing required capital in the Company rather than directly. Frictional costs reduce the MCEV value of new business.

Gross written premiums
The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

Independent Financial Advisers (IFAs)
A person or organisation, authorised under the FCA, to give independent advice on financial matters.

International financial reporting standards (IFRS)
These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Inherited estate
In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies written within the with-profit funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Latent claims
General insurance claims that are often not made until many years after the period of cover provided, due to the impact of perils or causes not becoming evident for a number of years. Sources of latent claims include asbestos-related diseases, environmental pollution and industrial deafness.

Life business
Subsidiaries selling life and pensions contracts that are classified as covered business within MCEV VNB.

Liquidity premium
An addition to the risk-free rate used when projecting investment returns and discounting cash flows on certain types of contracts where the liabilities are illiquid and have cash flows that are predictable.

Longevity
Risk associated with increasing life expectancy trends among policyholders and pensioners.

Long-term and savings business
Collective term for life insurance, pensions, savings, investments and related business.

Market consistent embedded value (MCEV)
A measure of the value of a life business to its shareholders. It is the sum of shareholders net assets and today's value of the future profits that are expected to emerge from business already written, where the assumptions used to calculate future profits are consistent with current market prices for traded assets.

MCEV value of new business (VNB)
VNB is the present value of future profits from new business written at the point of sale. It is calculated on a market consistent basis using economic assumptions set at the start of each quarter or more frequently and best estimate operating assumptions. It is stated after the effect of any frictional costs and the cost of non-hedgeable risks.
MCEV VNB can be reconciled to adjusted Solvency II VNB; however there is no equivalent IFRS metric.

Minimum capital requirement (MCR)
The Minimum Capital Requirement is the minimum amount of capital that an insurer needs to hold to cover its risks under the Solvency II regulatory framework. If an insurer's capital falls below the MCR then authorisation will be withdrawn by the regulator unless a firm is able to meet the MCR within a short period of time.

Mortality
Rate of death, varying by such parameters as age, gender and health, used in pricing and computing liabilities for policyholders of life and annuity products, which contain mortality risks.

Morbidity
Rate of disease or how likely someone will fall ill, varying by such parameters as age, gender and health, used in pricing and computing liabilities for policyholders of life and annuity products.

Net written premiums
Total gross written premiums for the given period, minus premiums paid over or 'ceded' to reinsurers.

New business contribution
New business contribution is the increase in Solvency II own funds resulting from business written in the period.

New business margin
New business margins are calculated as the MCEV value of new business divided by the present value of new business premiums (PVNBP), and expressed as a percentage.

Operating Capital Generation (OCG)
OCG is the Solvency II surplus movement in the period due to operating items including new business contribution, expected investment returns on existing business and management actions. It excludes economic variances, economic assumption changes and integration and restructuring costs.

Operating expenses
The day-to-day expenses involved in running the business, including staff costs. For the avoidance of doubt, operating expenses excludes commission, non-operating integration and restructuring costs, and amortisation and impairment of AVIF and intangible assets.

Operating expense ratio
The Group operating expense ratio expresses operating expenses as a percentage of operating income. Operating income is calculated as operating profit before Group debt costs and operating expenses.

Operating profit
This is a non-GAAP financial performance measure. It is based on expected investment returns and stated before tax and before non-operating items including impairment of goodwill and amortisation and impairment of acquired value of in-force business, the profit or loss on disposal and remeasurement of subsidiaries, joint ventures and associates, integration and restructuring costs and other items.

Own Funds
Under Solvency II, available capital is referred to as own funds. This represents Solvency II own funds that are eligible to cover the SCR and MCR. This is the excess of Solvency II assets over liabilities in the SII economic balance sheet (including subordinated liabilities and net of transitional measures on technical provisions) calculated on best estimate, market-consistent assumptions and includes off-balance sheet own funds approved by the regulator and reflects any tiering restrictions.

Present value of new business (PVNBP)
PVNBP is equal to the total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the terms of the new contracts. It is expressed at the point of sale and is calculated using assumptions consistent with those used to determine the MCEV value of new business.

Persistency
The rate at which policies are retained over time and therefore continue to contribute premium income and funds under management.

Prudential Regulatory Authority (PRA)
The PRA is a part of the Bank of England and is responsible for the prudential regulation of deposit taking institutions, insurers and major investment firms. The PRA has two statutory objectives: to promote the safety and soundness of these firms and, specifically for insurers, to contribute to the securing of an appropriate degree of protection for policyholders.

Required capital
The amount of assets, over and above the value placed on liabilities in respect of covered business, whose distribution to shareholders is restricted.

Risk-adjusted returns
Adjusting profits earned and investment returns by how much risk is involved in producing that return or profit.

Risk Margin
The amount an insurance company would require, in excess of best estimate liabilities, in order to take over and meet the whole portfolio of insurance and reinsurance obligations. It reflects the cost of providing capital equal to the Solvency II capital requirement for non-hedgable risks necessary to support the insurance obligations over their lifetime. Risk Margin represents the value of deviation risk of the actual outcome compared with the best estimate, expressed in terms of a defined risk measure.

Solvency II
These are insurance regulations designed to harmonise EU insurance regulation. Primarily this concerns the amount of capital that European insurance companies must hold under a measure of capital and risk. Solvency II became effective from 1 January 2016.

Solvency II surplus
Solvency II own funds less the Solvency Capital Requirement.

Solvency Capital Requirement (SCR)
The Solvency Capital Requirement is the amount of capital the regulator requires an insurer to hold to meet the requirements under the Solvency II regulatory framework. Holding capital in excess of the SCR demonstrates an insurer has adequate financial resources in place to meet all its liabilities as and when they fall due and that there is sufficient capital to absorb significant losses. Firms may use their own internal model, the European Insurance and Occupational Pensions Authority (EIOPA) prescribed standard formula or a partial internal model to determine SCR.

Solvency II cover ratio
Solvency II Own Funds divided by the Solvency II Solvency Capital Requirement. The estimated Solvency II cover ratio represents the shareholder view. This excludes the contribution to Group Solvency Capital Requirement (SCR) and Group Own Funds of fully ring fenced with-profits funds and staff pension schemes in surplus - these exclusions have no impact on Solvency II surplus.

Total shareholder return
A measure of company performance based on the overall value to shareholders of their investment in a stock over a given period of time. Includes movement in the share price and dividends paid and reinvested, expressed as a percentage of the initial value of the investment or share price at the beginning of the period.

Underwriting result
The profit or loss from operational activities, excluding investment performance. It is calculated as net earned premium less net insurance claims and total expenses.

UK Corporate Governance Code
The code sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice.

Shareholder services

Annual General Meeting (AGM)
●  The voting results for the 2016 AGM, including proxy votes and votes withheld, can be viewed on our website at www.aviva.com/agm. There, you will also find a webcast of the formal business of the meeting and information relating to past general meetings.
Dividends
2016 interim dividend dates - ordinary shares
Ex-dividend date*	6 October 2016
Record date	7 October 2016
Last day for Dividend Reinvestment Plan election	27 October 2016
Dividend payment date*	17 November 2016

*    Please note that the ADR ex-dividend date will be 5 October 2016. The ADR dividend payment date will be 23 November 2016.
●  Dividends on ordinary shares are normally paid in May and November - please see the table above for the key dates in respect of the 2016 interim dividend
●  Dividends on preference shares are normally paid in March, June, September and December - please visit www.aviva.com/preferenceshares for the latest dividend payment dates
●  Holders of ordinary and preference shares will receive any dividends payable in sterling and holders of ADRs will receive any dividends payable in US dollars

Dividend Reinvestment Plan
●  The Company offers a Dividend Reinvestment Plan which provides the option for eligible shareholders to reinvest their cash dividend in additional ordinary shares in the Company.
●  Completed application forms must be sent to the Company's Registrar, Computershare Investor Services PLC (Computershare), by no later than 5pm on 27 October 2016.
Direct credit of dividend payments
●  Receive your dividend payments directly into your UK bank or building society account on the dividend payment date. Using this option will prevent any postal delay, risk of loss or having to visit your bank or building society to deposit cheques

Global dividend service
●  The Global Payments Service provided by Computershare enables shareholders living overseas to elect to receive their dividends in a choice of over 60 international currencies. For further details and fees for this service please visit www.investorcentre.co.uk/faq and select the Dividends and Payments tab, followed by Global Payment Service.
ShareGift
ShareGift is a UK registered charity (No. 1052686) which specialises in realising the value locked up in small shareholdings for charitable purposes. So far in 2016, over 600 Aviva shareholders have donated over £70,000 to ShareGift, which in turn supported local, national and international charities large and small. To donate your Aviva plc shares to ShareGift please visit www.ShareGift.org/donate-shares.

Online Shareholder Services
View and manage your holdings online
As an Aviva shareholder you can make a positive impact by electing for electronic communications and managing your shareholding online at www.aviva.com/online.
The Investor Centre is a free, secure online service run by Computershare, giving you convenient access to information on your shareholdings.
Manage your shareholding online and take advantage of the following features and more:
●  View all of your Computershare managed holdings and their market values
●  Update your dividend mandate bank instructions and your home address across your entire portfolio in a single transaction
●  Apply to join the Aviva Dividend Reinvestment Plan
●  Choose to have your dividend paid in your local currency direct to your bank account*
●  View your transaction and payment history
●  Check details of outstanding payments and request for replacement payments to be issued
●  Elect to receive important shareholder communications by email or in hard copy format

●  Download useful forms

To register you will be required to enter your Aviva Shareholder Reference Number (beginning with a C, I, or G followed by 10 numbers) which you can find at the top of any Aviva shareholder correspondence received from Computershare.

*Company and currency restrictions apply

Be on your guard - beware of fraudsters!
Please be very wary of any unsolicited telephone calls or correspondence offering to buy shares at a premium, sell shares at a discount or free financial advice.
The Financial Conduct Authority (FCA) takes action against fraudsters; for tips on how to protect you savings please visit www.fca.org.uk/scams. Alternatively please visit our warning to shareholders page at www.aviva.com/shareholders.
Remember:
●  If it sounds too good to be true it probably is
●  Keep in mind that firms authorised by the FCA are unlikely to call you out of the blue
●  Do not get into a conversation, note the name of the firm and hang up

Contact details

Ordinary and preference shares - Computershare Investor Services Plc
For any queries regarding your shareholding, or to advise of changes to your personal details, please contact Computershare:

By telephone: 0371 495 0105
Lines are open from 8.30am to 5.30pm (UK time),
            Monday to Friday (excluding public holidays).
Please call +44 117 378 8361 if calling from outside the UK.

By email: AvivaSHARES@computershare.co.uk

In writing: Computershare Investor Services Plc,
The Pavilions, Bridgwater Road, Bristol BS99 6ZZ

American Depositary Receipts (ADRs) - Citibank
For any queries regarding Aviva ADRs, please contact Citibank Shareholder Services (Citibank):

By telephone: 1 877 248 4237 (1 877-CITI-ADR), or +1 781 575 4555 if you are calling from outside the US. (Lines are open from 8.30am to 6pm, Monday to Friday US Eastern Standard Time).

By email: citibank@shareholders-online.com

In writing: Citibank Shareholder Services,
PO Box 43077, Providence, Rhode Island 02940-3077 USA

Please visit www.citi.com/dr for further information about Aviva's ADR programme.

Group company secretary
Shareholders may contact the group company secretary as follows:

By email: aviva.shareholders@aviva.com

In writing: Kirstine Cooper, Group Company Secretary,
            St Helen's, 1 Undershaft, London EC3P 3DQ

By telephone: +44 (0)20 7283 2000

Useful links for shareholders

Shareholder Services Centre:
www.aviva.com/shareholders
Manage your shares online:
www.aviva.com/online
Dividend information:
www.aviva.com/dividends
Annual General Meeting information:
www.aviva.com/agm
Aviva reports information:
www.aviva.com/reports
Aviva share price
www.aviva.com/shareprice
Aviva preference share price
www.londonstockexchange.com
Do you receive duplicate documents?
A number of shareholders still receive duplicate documentation and split dividend payments as a result of having more than one account on the Aviva Register of Members. If you think you fall into this group and would like to combine your accounts, please contact Computershare.

End part 4 of 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 August 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary